Ozon Holdings PLC

Arch. Makariou III, 2-4

1065, Nicosia

Cyprus

November 20, 2020

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Daniel Morris

Erin Jaskot

Blaise Rhodes

Lyn Shenk

Re:	Ozon Holdings PLC
Registration Statement on Form F-1 (File No. 333-249810)

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Ozon Holdings PLC, a public limited company organized under the laws of Cyprus, hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 P.M., Eastern Time, on November 23, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling James C. Scoville at +44 20 7786 9010.

[Signature page follows]

Very truly yours,

Ozon Holdings PLC

By:	/s/ Alexander Shulgin
Name: Alexander Shulgin
Title: Chief Executive Officer

cc:	(via email)
James C. Scoville, Debevoise & Plimpton LLP
Alan Kartashkin, Debevoise & Plimpton LLP
Artem Afanasyev, General Counsel, Ozon
J. David Stewart, Latham & Watkins LLP

[Signature Page to Acceleration Request]